SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 7)*

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.

Atlas FRM LLC

100 Northfield Street

Greenwich, Connecticut 06830

Telephone: (203) 622-9138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

April 13, 2020

(Date of Event which Requires Filing of this Schedule)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42% (2)
14	TYPE OF REPORTING PERSON OO

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42% (2)
14	TYPE OF REPORTING PERSON PN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42% (2)
14	TYPE OF REPORTING PERSON PN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42% (2)
14	TYPE OF REPORTING PERSON OO

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Lapetus Capital III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,472,678 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,472,678 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,472,678 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.03% (2)
14	TYPE OF REPORTING PERSON OO

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,472,678 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,472,678 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,472,678 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.03% (2)
14	TYPE OF REPORTING PERSON PN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,472,678 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,472,678 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,472,678 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.03% (2)
14	TYPE OF REPORTING PERSON PN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,472,678 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,472,678 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,472,678 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.03% (2)
14	TYPE OF REPORTING PERSON OO

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,622,246 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,622,246 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,622,246 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.45% (2)
14	TYPE OF REPORTING PERSON IN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

SCHEDULE 13D

CUSIP No. 92531L207	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,622,246 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,622,246 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,622,246 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.45% (2)
14	TYPE OF REPORTING PERSON IN

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 35,183,059 shares of Common Stock outstanding as of February 14, 2020, according to the Form 10-K filed by the Issuer with the SEC on March 2, 2020.

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D filed on September 20, 2019, (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on October 1, 2019 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on October 10, 2019 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on October 24, 2019 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on December 3, 2019 (“Amendment No. 4”) and Amendment No. 5 to the Schedule 13D filed on December 12, 2019 (“Amendment No. 5”), Amendment No. 6 filed on February 5, 2020 (“Amendment No. 6”, and the Original Schedule 13D, as amended, the “Schedule 13D”), and relates to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 7. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2(a)(v) of the Schedule 13D is hereby amended and restated as follows:

“(v) Lapetus Capital III LLC, a Delaware limited liability company (“Lapetus III”). Lapetus III is the direct beneficial owner of 2,472,678 shares of Common Stock of the Issuer;”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

“The 2,622,246 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons were acquired in open market transactions. The Reporting Persons expended an aggregate of approximately $38.1 million to acquire the 2,622,246 shares of Common Stock reported as beneficially owned by them in this Schedule 13D, which purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.”

Item 5.	Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

“In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 2,622,246 shares of Common Stock, representing 7.45% of the outstanding shares. This amount includes 100 shares of Common Stock held in record name by Lapetus II.

(i) Lapetus II has shared voting and dispositive power over 149,568 shares of Common Stock, including 100 shares of Common Stock held in record by Lapetus II, representing 0.42% of the outstanding shares;

(ii) ACR II has shared voting and dispositive power of 149,568 shares, in the aggregate, of Common Stock beneficially owned and held directly by Lapetus II, representing 0.42% of the outstanding shares;

(iii) AC GP II, by virtue of its status as the general partner of ACR II and certain other funds, has shared voting and dispositive power of 149,568 shares of Common Stock, representing 0.42% of the outstanding shares;

(iv) ACR GP II, by virtue of its status as the general partner of AC GP II, has shared voting and dispositive power of 149,568 shares of Common Stock, representing 0.42% of the outstanding shares;

(v) Lapetus III has shared voting and dispositive power over 2,472,678 shares of Common Stock, representing 7.03% of the outstanding shares;

(vi) ACR III has shared voting and dispositive power of 2,472,678 shares of Common Stock beneficially owned by Lapetus III, representing 7.03% of the outstanding shares;

(vii) AC GP III, by virtue of its status as the general partner of ACR III and certain other funds, has shared voting and dispositive power of 2,472,678 shares of Common Stock, representing 7.03% of the outstanding shares;

(viii) ACR GP III, by virtue of its status as the general partner of AC GP III, has shared voting and dispositive power of 2,472,678 shares of Common Stock, representing 7.03% of the outstanding shares;

(ix) each of Messrs. Bursky and Fazio, by virtue of his status as a manager and Managing Partner of ACR GP II and ACR GP III, has shared voting and dispositive power of 2,622,246 shares of Common Stock, representing 7.45% of the outstanding shares.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such Reporting Person.

The third paragraph of Item 6 in this Amendment No. 7 is hereby incorporated by reference.”

Item 5(c) of the Schedule 13D is hereby supplemented with the following:

“Set forth on Schedule I hereto is a description of transactions with respect to the Common Stock effected by the Reporting Persons since February 5, 2020 through April 13, 2020. All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions. Except as set forth on Schedule I, none of the persons named in response to paragraph (a) has effected any transaction in the Common Stock since April 13, 2020.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

“The Reporting Persons previously disclosed an informal oral agreement between the Reporting Persons and the Blue Wolf Persons pursuant to which the Reporting Persons and the Blue Wolf Persons agreed to consult with each other with respect to their investment in the Issuer coordinate all trading in shares of Common Stock and vote all shares of Common Stock with respect to which they have sole voting power in favor of the persons nominated by Lapetus II for election to the Board of Directors of the Issuer at the Issuer’s 2019 Annual Meeting of Stockholders (the “Oral Agreement”). The Issuer’s 2019 Annual Meeting of Stockholders was held on January 31, 2020. On April 13, 2020, the Reporting Persons and the Blue Wolf Persons orally agreed to terminate the Oral Agreement in its entirety effective as of April 13, 2020.

The Reporting Persons previously reported on this Schedule 13D that on January 30, 2020, the Issuer and certain of the Reporting Persons and the Blue Wolf Persons entered into a Cooperation Agreement, pursuant to which Lapetus II (in consultation with Blue Wolf) has the right to select a replacement director candidate in accordance with the terms of the Cooperation Agreement in the event any of the Investor Directors (as defined in the Cooperation Agreement) ceases to be a director for any reason prior to the 2020 Annual Meeting. On April 13, 2020, the Blue Wolf persons irrevocably waived their right to consult with Lapetus II with respect to a replacement director candidate, effective as of April 13, 2020.

The Reporting Persons previously reported on this Schedule 13D that, by virtue of the arrangements described above, the Reporting Persons may have been deemed to have been members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Blue Wolf Persons. Effective as of the termination of the Oral Agreement and Blue Wolf’s waiver of its right to consult with Lapetus II under the Cooperation Agreement, the Reporting Persons and the Blue Wolf Persons no longer may be deemed to be a “group” (for purposes of Section 13(d)(3) of the Act and within the meaning of Rule 13d-5 under the Act). All further filings with respect to securities of the Issuer will be filed, if required, separately by the Reporting Persons and the Blue Wolf Persons. The Reporting Persons no longer may be deemed to beneficially own or share beneficial ownership of any securities of the Issuer owned by the Blue Wolf Persons.”

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2020	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: April 13, 2020	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 13, 2020	Atlas Capital GP II LP

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 13, 2020	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 13, 2020	Lapetus Capital III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: April 13, 2020	Atlas Capital Resources III LP

By: Atlas Capital GP III LP, its general partner

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 13, 2020	Atlas Capital GP III LP

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 13, 2020	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 13, 2020	/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: April 13, 2020	/s/ Timothy J. Fazio
Timothy J. Fazio

SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Lapetus III	3/3/2020	38,250	$15.0238	(1)
Lapetus III	3/4/2020	8,319	$15.3493	(2)
Lapetus III	3/5/2020	60,000	$15.6711	(3)
Lapetus III	3/6/2020	60,750	$15.7454	(4)

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $14.76 to $15.20. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $15.23 to $15.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $15.51 to $15.89. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
(4)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $15.38 to $16.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.